                                                                   Exhibit 16.1

                           [BDO SEIDMAN LETTERHEAD]




April 13, 2000


Mr. James Bolin, Audit Committee Member
Inamed Corporation
11 Penn Plaza, Suite 946
New York, NY 10001

Dear Mr. Bolin:

This is to inform you that effective immediately we resign as the independent Certified Public Accountants of Inamed Corporation.


/s/ BDO Seidman, LLP


cc: Michael Doty (By Fax)